Exhibit 21.1

Seaniemac International, Ltd.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
SeanieMac Holdings Ltd.	England and Wales
Call Compliance Inc.	New York
Jasmin Communications Inc.	New York
CallCenter Tools Inc.	New York
Call Compliance.com Inc.	Delaware
Telephone Blocking Services Corporation	New York
Seaniemac Limited	Ireland